Exhibit 4.16

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934

Release No. 85468 / March 29, 2019

ACCOUNTING AND AUDITING ENFORCEMENT

Release No. 4033 / March 29, 2019

ADMINISTRATIVE PROCEEDING

File No. 3-19126

CORRECTED ORDER INSTITUTING
In the Matter of	CEASE-AND-DESIST PROCEEDINGS
PURSUANT TO SECTION 21C OF THE
Fresenius Medical Care AG	SECURITIES EXCHANGE ACT OF 1934,
& Co. KGaA	MAKING FINDINGS, AND IMPOSING A
CEASE-AND-DESIST ORDER
Respondent.

I.

The Securities and Exchange Commission (“Commission”) deems it appropriate that cease-and-desist proceedings be, and hereby are, instituted pursuant to Section 21C of the Securities Exchange Act of 1934 (“Exchange Act”), against Fresenius Medical Care AG & Co. KGaA (“FMC” or “Respondent”).

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the “Offer”) which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, Respondent admits the Commission’s jurisdiction over it and the subject matter of these proceedings, and consents to the entry of this Order Instituting Cease-and-Desist Proceedings Pursuant to Section 21C of the Securities

Exchange Act of 1934, Making Findings, and Imposing a Cease-and-Desist Order (“Order”), as set forth below.

III.

On the basis of this Order and Respondent’s Offer, the Commission finds that:

Summary

1.                                      This matter concerns violations of the anti-bribery, books and records and internal accounting controls provisions of the Foreign Corrupt Practices Act of 1977 (the “FCPA”) [15 U.S.C. 78dd] by FMC, a world-wide provider of products and services for individuals with chronic kidney failure headquartered in Bad Homburg, Germany. From at least 2009 through 2016, millions of dollars in bribes were paid to procure business throughout its operations, including in Saudi Arabia, Angola, and eight countries in the West African region. Further, in FMC’s operations in those countries, as well as Turkey, Spain, China, Serbia, Bosnia, and Mexico, payments were not accurately reflected in FMC’s books and records. FMC also failed to have sufficient internal accounting controls in place, which contributed to the misconduct continuing for many years across multiple continents. In connection with the misconduct described in Saudi Arabia, West Africa, and Angola, FMC employees and agents utilized the means and instrumentalities of U.S. interstate commerce, including the use of internet-based email accounts hosted by numerous service providers located in the United States. The company benefitted by over $135 million as a result of the improper payments.

Respondent

2.                                      FMC is a provider of products and services for individuals with chronic kidney failure. FMC, operating in over 150 countries, is incorporated under the federal laws of Germany and is headquartered in Bad Homburg. Since 1996, FMC’s American Depositary Shares traded on the New York Stock Exchange under the ticker “FMS” and are registered with the Commission pursuant to Section 12(b). The company files periodic reports, including Form 20-F, with the Commission pursuant to Section 13(a) of the Exchange Act.

Relevant Entities

3.                                      The misconduct took place in FMC subsidiaries in Morocco, Portugal, Angola, Turkey, Spain, China, Serbia, Bosnia, and Mexico. During the relevant time period FMC’s West Africa business was managed and operated from Fresenius Medical Care Deutschland GmbH, a limited liability company organized under the federal laws of Germany, and was later operated from FMC Morocco. The financials for each subsidiary were consolidated with those of FMC.

4.                                      Saudi Advanced Renal Services Ltd. (“SRS”) is a wholly consolidated distributor that promotes and sells FMC’s products in the Kingdom of Saudi Arabia pursuant to a Management Assistance Agreement and an Agency and Distributorship Agreement with FMC. SRS’s financial statements are consolidated with those of FMC.

FACTS

Background

5.                                      FMC failed to promptly address numerous red flags of corruption in its operations that were known since the early 2000s. This includes employees making improper payments through a variety of schemes, including using sham consulting contracts, falsifying documents, and funneling bribes through a system of third party intermediaries. FMC failed to properly assess and manage its worldwide risks, and devoted insufficient resources to compliance. In many instances, senior management actively thwarted compliance efforts, personally engaging in corruption schemes and directing employees to destroy records of the misconduct. The improper conduct continued for years in Saudi Arabia, Morocco, eight countries in the West African region, Angola, Turkey, Spain, China, Serbia, Bosnia, and Mexico.

Conduct Relevant to Saudi Arabia

6.                                      From 2007 to 2012, FMC’s wholly consolidated distributor Saudi Advanced Renal Services (“SRS”) paid over $4.9 million in improper payments to publicly-employed doctors (“HCPs”), government officials and others in Saudi Arabia to retain or obtain business. FMC knew of the high risks in the business, but failed to ensure that sufficient internal accounting controls were in place. FMC also failed to assign a compliance officer to the region. In 2009 and early 2011, senior officials at FMC’s German headquarters received reports from a senior SRS finance officer that the SRS General Manager (“GM”) submitted false invoices and that there was a practice of making improper marketing and travel expenditures without proper documentation. The conduct continued and by December 2011, the SRS finance officer elevated his complaints to the FMC controller and the head of Internal Audit. The conduct continued until late 2012 when remedial action was first initiated and the GM was terminated in 2013. Overall, FMC benefitted by over $40 million as a result of the corruption schemes in Saudi Arabia.

7.                                      Payments were made to private and public HCPs, other government officials, and high ranking officials at a Saudi Technical Organization that was acting in an official capacity for or on behalf of the Kingdom of Saudi Arabia when it reviewed and approved dialysis products for use in tenders. Between 2007 and 2012, SRS generated approximately $1.77 million through a check writing scheme. Checks were written to SRS employees who cashed the checks and handed the cash to the SRS GM. SRS employees sometimes stored bags of cash in a safe without proper documentation. The transactions were falsely recorded as project marketing expenses and collection commissions in SRS’ books and records, which FMC consolidated. In addition to false descriptions, the transactions lacked appropriate support for the accounting entries.

8.                                      Through another scheme, SRS entered into a purported collection commission agreement with the relative of a MOH employee in connection with bidding on MOH dialysis machine tenders. While SRS had salaried employees that collected overdue receivables from FMC customers, the MOH relative was paid over $200,000 for work already performed by these employees — which was more than the combined total salary paid to these same employees. As a result, FMC won the tender.

9.                                      A variety of other questionable business schemes included: i) sham consulting agreements with doctors for services never performed, ii) payments to third party agents in which doctors had beneficial interest, and iii) improper travel, entertainment, and gifts to doctors. FMC failed to conduct due diligence on the doctors and agents, or take steps to ensure that agreed upon services were provided.

10.                               Some specific examples of the methods used by FMC to make illicit payments to doctors in Saudi Arabia are as follows:

•                  Improper payments to Doctor A, a high-ranking official at Saudi Technical Organization, who according to one email, played a critical role in FMC’s factory avoiding an inspection that “could have shut down the factory or made it ineligible for tenders.” FMC payments to Doctor A were made through commission agreements with no evidence of services provided. On at least one occasion, it was communicated to SRS and FMC that Doctor A would not sign necessary papers for FMC products because he had not been paid. Doctor A received over $220,000. FMC also employed two of Doctor A’s family members despite knowledge that they were low performers in order to keep the doctor happy.

•                  Doctor B, another high-ranking official of Saudi Technical Organization and who served as a board member of a prominent charity founded by the Saudi government as well as a director of a company that provided FMC dialyzers to KSA hospitals, received payments pursuant to contracts with entities owned by the doctor or consulting contracts in which there was no evidence that services were performed. Once the contracts expired in 2008, SRS continued to make payments through late 2011 despite the lack of services rendered. Doctor B was paid over $190,000.

•                  Payments were also made to Doctor C, the CEO of a charity established by a senior Saudi Official and an organization very influential in determining MOH tender award recipients. In one email, the GM stated that Doctor C had informed SRS that those who “will support the charity will get the [MOH] orders as simple as that.” Doctor C and his family were also provided with travel that had no business purpose. In addition on March 15, 2012, Doctor C, using an internet-based email account, emailed SRS GM a draft commission contract for his assistance in securing contracts on behalf of FMC. Doctor C received over $93,000.

•                  Head Nurse D, for a military hospital, also received cash payments over $213,000 through both the check-to-cash scheme and payments as a purported consultant with no proof of services rendered. SRS made product sales valued at approximately $1.467 million and won three MOH tenders for the military hospital.

•                  Improper gifts valued over $330,000 were provided to doctors and customers without adequate supporting documentation with the more expensive gifts given to the more influential customers.

11.                               SRS also made at least $31,000 in improper payments to Saudi customs officials through a third-party agent to avoid or reduce penalties and fees. Invoices from the customs agent mischaracterized the payments as handling charges or miscellaneous expenses. SRS accounting records show that $1.76 million of additional payments to the customs agent lacked supporting documentation of services it rendered.

12.                               Numerous documents were altered, destroyed and falsified in the company’s accounting records to conceal the bribes. The falsification and destruction of records intensified once the company’s internal investigation began. For example, employees created fake accounting records to support a $100,000 check-to-cash transaction related to a bid for a multi-billion dollar MOH tender. The discovery of the $100,000 payment led FMC to withdraw from the tender.

Conduct Relevant to Morocco

13.                               From 2006 to 2010, an FMC Senior Officer and FMC Sales Manager in Germany engaged in a scheme to pay bribes to a Moroccan Official, the chief nephrologist at two state owned military hospitals, to obtain contracts. They entered into a sham marketing agreement with Moroccan Official to pay him a 10% commission on a contract with Agadir Military Hospital with half to be paid in 2007 and afterwards 12.5% annually. They also agreed to pay him bribes on future projects in Morocco including Rabat Military Hospital.

14.                               In order to get $123,000 in cash for the Moroccan Official, they devised a scheme in which they paid a fake bonus to a West Africa manager who had a German bank account. The senior FMC Germany managers assisted in backdating the fake bonus payment and amending West Africa manager’s employment contract. West Africa manager then traveled to Germany with the brother of Morocco Official to retrieve the cash from his German bank, which he then gave to the brother for the Moroccan Official. Numerous red flags were overlooked in connection with the bonus payment, including that the bonus payment order and contract amendment were clearly backdated and didn’t have any relevance to the Moroccan business.

15.                               Less than one month later, in February 2007, FMC Morocco and the Agadir Military Hospital entered into a contract to build and provide products for a dialysis center. From 2008 through March 2012, FMC paid the Moroccan Official an additional $111,000 that was also funneled through fake bonus payments to another FMC manager. All the bribe payments were falsely recorded as commission payments. FMC earned over $2.3 million in revenue from the Agadir hospital project as a result of its bribery scheme.

16.                               FMC also paid bribes to the Moroccan Official to obtain a 2009 contract at the Rabat Military Hospital, this time using a sham consultant contract with a Moroccan agent associated with Moroccan Official. FMC failed to identify numerous red flags of the corruption, including the fact that the contract was backdated and the purported invoices and endorsed checks from the Moroccan agent were signed by Moroccan Official’s brother, who was also a FMC Morocco manager. Between 2009 and 2010, FMC paid the agent approximately $221,000 intended for Moroccan Official and falsely recorded as marketing expenses.

17.                               In April 2012, FMC received a whistleblower email raising various allegations about payments to government officials in Morocco. In May 2013, FMC received an anonymous complaint about improper payments related to military hospitals located in Agadir and Rabat. Despite the 2012 allegations, and a subsequent email received in July 2013, FMC did not initiate an investigation until January 2014, almost eight months later. After receiving preservation notices in January 2014, some FMC managers destroyed records and deleted files from computers. Overall, FMC benefited by over $3 million as a result of the corruption schemes in Morocco.

Conduct Relevant to Eight West African Countries

18.                               From 2007 to at least 2016, the same FMC Senior Officer and FMC Sales Manager who orchestrated the bribe schemes in Morocco also engaged in schemes to bribe publicly-employed hospital doctors and administrators in eight West African countries to win FMC business. The countries include Gabon, Cameroon, Benin, Burkina Faso, Chad, Ivory Coast, Niger, and Senegal.

19.                               In Gabon for example, from October 2007 to 2009, FMC entered into sham consultant agreements with three government hospital executives in return for their assistance in obtaining business and timely payments from product sales to Centre Hospitalier de Libreville (“CHL”), a public hospital. FMC agreed to pay the executives a kickback from each dialysis kit sold to the hospital, paying the executives over $420,000. The bribe payments were falsely recorded as “export commissions.”

20.                               Beginning in 2009, a third party agent (“West African Supplier”) was used as a conduit for the payments. FMC paid sham “service fees” to West African Supplier, who passed the funds to public HCPs and hospital administrators who had previously been paid through fake consultancy agreements. In May 2010, FMC backdated a service agreement with West African Supplier to January 1, 2009 to better conceal the scheme. From 2009 to 2012, FMC paid West African Supplier over $807,000 intended for the three Gabonese hospital executives, and over $2.1 million intended for doctors in other West African countries.

21.                               In 2013, West African Supplier’s relationship with FMC was changed from a third party agent to a purported distributor. Rather than pay West African Supplier a service fee, it was provided with a significant margin on sales to the Ministry of Health, CHL, and other West African hospitals to fund the payments to HCPs. Numerous red flags were present that West African Supplier was not a true distributor, including the facts that FMC continued to pay for the delivery of its products to customers and that products were sold to West African Supplier at a greatly reduced price.

22.                               A FMC Sales Manager raised concerns about FMC’s loss of revenue using West African Supplier as a distributor since they were receiving almost 50% less than what had been invoiced to the hospitals under the prior scheme. The FMC finance director for West Africa explained the loss of revenue was justified since West African Supplier was absorbing the costs of making the phony commission payments to the doctors. With the costs shifted to West African Supplier, FMC books showed expenses were significantly lower, which enabled FMC executives to conceal the bribe payments to the hospital officials. From 2007 to 2016, FMC made improper payments in Gabon of approximately $2.3 million either directly to hospital executives or through West African Supplier.

23.                               FMC also used West African Supplier as a distributor to funnel improper commission payments to doctors in return for product sales with public hospitals in Benin, Burkina Faso, Ivory Coast, Niger, and Senegal. The conduct started in 2007 and continued through at least 2016 when FMC finally terminated the relationship. Throughout the schemes, an FMC West Africa manager used his personal internet-based email accounts to send spreadsheets of bribe payments to hospital employees to FMC Germany supervisors, who ensured that the improper payments were made.

24.                               From 2007 through 2012, FMC engaged in a similar bribery scheme in Cameroon, but used a different distributor. For example, FMC gave one hospital official 15% of all hospital sales and gave another doctor five euros per dialysis kit sold. From 2007 to 2016, approximately $1.7 million in improper payments to publicly-employed doctors were made from Cameroon Distributor’s margin on the resale of the FMC products.

25.                               Despite the ongoing investigations of known corruption in multiple nearby countries, FMC failed to implement a sufficient system of internal accounting controls. The bribery schemes in West Africa continued by many of the same FMC managers involved in schemes in other countries. The books and records often lacked adequate documentary support and records were falsified. At the direction of more senior FMC managers, employees altered and destroyed documents and deleted files from computers. Efforts were made to align fictitious stories about the misuse of company funds and lower-level employees were berated if they didn’t destroy their laptops or delete emails. Despite multiple red flags of bribery, FMC’s legal, compliance, and internal audit functions failed to detect and prevent the bribery. Employees were inadequately trained on the company’s anti-corruption policies, and due diligence on third parties was minimal. Overall, FMC benefited by over $40 million as a result of the corruption schemes in West African countries.

Conduct Relevant to Angola

26.                               In 2004, FMC South Africa explored entering the Angolan dialysis market and generated a report, which was circulated to several FMC employees, including FMC EMEA Executive Vice President, that raised red flags about corruption, most notably that Angola’s Director of Military Services (“Military Official”) received a 20% commission on all dialysis kits sold to military hospitals and that Angolan Reseller was partially owned by government officials. An August 7, 2007 email also warned of “concerns about this direct market entry …. [that] will require some extra precaution, documentation, and management attention.”

27.                               In 2008, FMC Portugal began selling products into Angola through Angolan Reseller, which was partly owned by Military Official. Further, FMC did not adequately train its FMC Portugal employees about their dealings with government officials until late 2012. As a result, from 2008 to 2010, bribes were paid in the form of 20% commissions to Military Official through Angolan Reseller.

28.                               In 2008, FMC created FMC Angola, a separate legal entity intended to make sales into Angola with FMC Portugal retaining management. By 2010, FMC’s relationship with its reseller became fractured. In June 2010, FMC Portugal orchestrated a scheme by which it provided a 35% stake in FMC Angola to prominent Angolan nephrologists, including Military Official, as well as to Angolan Doctor A, a key nephrologist at several Angolan public hospitals that were state-owned entities. In April 2011, FMC granted a power of attorney to execute the share transfer, signed by FMC’s senior legal and compliance officer and an FMC Board of Management member. In January 2012, the shares were transferred to the Angolan officials without their having paid anything in exchange and without any due diligence conducted on the transaction.

29.                               FMC Angola also entered into a business relationship with Angolan Distributor, owned equally by the sons of Military Officer. First, FMC Angola paid Angolan Distributor $559,972 for “temporary storage” services without a contract or actual services performed. FMC Angola also entered into a contract with Angolan Distributor for “the Provision of Logistics Services” whereby Angolan Distributor was to provide warehousing storage for $77,300 per month, which it received despite never providing the warehousing. FMC Angola in fact already had a lease agreement with another warehouse for the same services at a cost three times less than the costs charged by Angolan Distributor.

30.                               In June 2012, a draft internal audit report identified that in Angola “overall controls are not functioning as intended” and flagged the Angolan Distributor temporary storage arrangement as a problem since (1) the owner of the company was a shareholder of FMC Angola and (2) there was a total lack of written documentation relating to the services. FMC Legal and Compliance issued a directive in October 2012 freezing all payments to Angolan Distributor. Despite the directive, FMC Angola continued to accrue an additional $878,900 on its books for storage services never rendered, but ultimately was prevented from making the payment.

31.                               During the freeze period, in addition to the temporary storage contract with Angolan Distributor, FMC made Angolan Distributor its exclusive distributor in Angola of certain products and gave Angolan Distributor one of FMC’s largest clients as a customer. The distributor arrangement thereby created a significant margin, approximately 60% of sales, that was provided to the government officials on over $433,000 in sales.

32.                               FMC’s senior managers both in Portugal and at the parent level failed to take any timely steps to put a stop to the numerous conflicts raised by the Angolan Distributor relationship. FMC Portugal misled FMC’s internal audit team when they tried to determine if additional relationships with the Angolan Distributor existed. Only upon being instructed in July 2013 to

“Please freeze the contract” did a senior FMC Portugal manager report that Angolan Distributor had been made a distributor for certain sales without any written contract.

33.                               Despite this new information, it took until November 2013 for an FMC Legal and Compliance team to review the relationship with Military Officer and the other minority shareholders, including examining “the applicability and justification of dividends for shareholders who have not paid for their interest in the company yet.” FMC Legal and Compliance ultimately concluded in December 2013 that these facts raised “a serious issue under our company’s government procedures and a problematic behavior …. it cannot be questioned that a clear management board directive” was not followed.

34.                               During the entire time, FMC Angola also made payments to the other minority shareholders, Angolan Doctor A and Angolan Doctor B, both government officials, by entering into consulting contracts with each doctor. Per contracts, Angolan Doctor A was paid $7,500 per month while Angolan Doctor B was paid $3,140 monthly. Angolan Doctor A discussed his consultancy payments with FMC using his personal internet-based email account. Pursuant to these contracts and other salary payments, the doctors received a total of approximately $400,000 from FMC. There was no review of the contracts, no apparent due diligence for conflicts of interest, and no documentation of services. Overall, FMC benefited by over $10 million as a result of the corruption schemes in Angola.

Conduct Relevant to Turkey

35.                               Between 2005 and 2014, FMC Turkey entered into four separate joint ventures with publicly employed doctors in exchange for those doctors directing business from their public employer to FMC clinics. The doctors did not provide any capital in exchange for their shares. In some cases, doctors’ shares were held in the names of other individuals.

36.                               In a 2007 internal presentation by a FMC Turkey Vice-President, FMC Turkey set forth a strategy to “select and find ways to work with nephrologists who refer the patients from the important state hospitals.” The presentation included a proposal to pay salaries and bonuses to doctors and provide them with 20-30% shares in joint ventures in exchange for the doctors directing patients to FMC Turkey clinics.

37.                               In one joint venture involving a prominent doctor at a public hospital in Diyarbakir, a senior manager at FMC Germany wrote: “The professor who is our shareholder has very strong relations with all state authorities including the university and other state hospitals. He is in a way protector of our interests, benefits and operation in the city…. It is very hard to compete and operate in this city if a powerful local is not backing you…. He should stay as our doctor for the health and wellbeing of our system in this city.”

38.                               After recapitalizing the JV, FMC paid that same doctor over $350,000 for his unpaid interest in the JV, a payment that was based in part on patient enrollment. Then in 2013, FMC Turkey sold the clinic’s assets to the doctor for $830,000. The FMC AG Board of

Management approved the sale to the doctor in June 2013. As early as at least 2008, FMC senior management were aware that the doctor did not pay for his initial 35% stake in the clinic, and that his shares were being held in someone else’s name.

39.                               In Erzurum, FMC gave shares to a professor with ties to the Turkish Minister of Health, for referring patients from the university’s clinics. The professor didn’t make any capital contributions for his shares. Ultimately, the professor was paid $323,000 for his 40% stake despite having an outstanding $1,553,000 receivable. FMC Turkey managers discussed the need to make the payment to the professor despite the outstanding receivable. In one exchange among FMC managers, they noted that if they pushed for payment the “[Professor] would immediately turn his back to us and fight with us. Knowing his before mentioned local and country level power, … he would ask the doctors to refer back their patients to state hospital clinic and would also ask the doctors to change to [a FMC competitor] all our PD patients.”

40.                               In one JV that should have raised significant red flags, the approval request to the FMC Board of Management stated that three doctors “currently working in the dialysis unit of the State Hospital will participate in the startup both as shareholders and employees. It is expected that on opening 60 patients will be referred from the State Hospital to the new clinic.” An email among FMC Turkey senior management noted “Our expectations regarding [Yalova] are high as we have very powerful doctors as partners in these startups. So after a year’s time we expect high patient numbers and at least breakeven results in two years and a profitable operation after then.” None of the doctors contributed capital for their shares.

41.                               In another example, in Kayseri, FMC Turkey entered into a joint venture with a nephrologist at the state hospital, noting “After 2 years, when the patient number increases preset levels, [the doctor] will sell their shares at preset amounts and their debt to the company will be deducted from this amount and the rest will be paid to them.” In August 2012, FMC Turkey entered into a share purchase agreement to purchase the doctor’s 20% interest, which provided for a purchase price predicated on the number of patients at the clinic. Between 2012 and 2013, the doctor received $63,000. In 2014, he received $451,000 in cash and debt reductions, including debts unrelated to the transaction, for his 20% stake. The payment was based principally on the number of patients enrolled at the clinic at the time of the sale. Overall, FMC benefited by over $1 million as a result of the improper conduct in Turkey.

Conduct Relevant to Spain

42.                               In certain public tenders between 2007 and 2014, FMC Spain received advance information about tender specifications from publicly employed doctors or administrators. Some of those doctors received improper payments from FMC Spain, including pursuant to consulting agreements, or other benefits such as travel to medical congresses, trips to the United States, donations to fund projects for the doctors, and gifts. In some of these tenders, FMC Spain sought to have the doctors modify aspects of the tenders before the tenders were publicly announced or to direct hospital sales to FMC.

43.                               FMC Spain entered into numerous consulting agreements with publicly employed doctors with limited or no due diligence or compliance review. FMC Spain failed to adequately document services performed by doctors who also assisted in obtaining or retaining business. Per the agreements, fixed amounts to be paid to the doctors as “consultants” ranged from $16,000 to approximately $187,000 per year. Sometimes payments were made without a written agreement.

44.                               For example, in connection with a 2011 tender held by a Valencia state-owned hospital, FMC Spain provided Spain Doctor A with draft tender technical specifications and improvements, a draft scoring methodology, and proposed scores to win the tender. The doctor used his personal email account to agree to some of the proposals with FMC winning the $2 million tender. FMC Spain paid Spain Doctor A over $114,000 between 2008 and 2011. A donation of over $40,000 was made to the hospital’s foundation for the doctor’s training programs, and additional payments were made to the doctor between 2012 and 2014 of $51,600, along travel sponsorships and gifts.

45.                               According to a December 2014 email between senior FMC managers discussing influencing a 2015 tender at a state-owned hospital in Torrecardenas, the company “got [Spain Doctor B] to decide to support [FMC Spain] to obtain 60% of the adjudication.” Afterward, FMC won 60% of the tender, valued at approximately $3 million. Spain Doctor B received payments from FMC, as well as travel sponsorships and gifts.

46.                               In some instances, FMC Spain made improper payments to doctors to refer patients to FMC clinics or to use more expensive FMC products. Payments were sometimes made to the doctors indirectly through consortiums owned by the doctors, or by FMC acquiring businesses from the doctors and, thereafter, paying for the use of the buildings in which the businesses were located.

47.                               For example, FMC Spain made improper payments and provided benefits to six publicly-employed doctors at a Spanish state-owned hospital. FMC Spain acquired a clinic owned by the doctors and then paid them 5% of all subsequent sales, and then later leased space from the doctors. FMC Spain provided additional compensation to the six doctors by entering into a consulting agreement with various forms of businesses owned by the doctors. In total, FMC paid the doctors over $3 million.

48.                               In 2010, FMC’s Internal Audit team found FMC Spain failed to comply with the company’s policy concerning dealings with foreign officials. In 2014, another Internal Audit report, sent to the same recipients as the 2010 report and the entire FMC Management Board, raised significant red flags about FMC Spain’s payments to public officials, including a lack of documentation for payments related to gifts, donations, sponsorships, commissions, and consultancy payments. The payments to doctors continued until 2015. Many of these payments were improperly recorded as consulting expenses in the books and records of FMC and FMC Spain. Overall, FMC benefited by over $20 million as a result of the improper conduct.

Conduct Relevant to China

49.                               From 2007 to 2014, FMC China’s clinic business, Nephrocare, planned and implemented incentive programs in which bonus payments were provided to publicly-employed HCPs with which FMC China had supply agreements. The amounts of the payments were based in part on the number of treatments provided and/or the number of new patients treated, and were taken into consideration in the clinics’ financial models. Certain emails between FMC China personnel suggest that the purpose of the bonus payments was to influence clinic procurement decisions.

50.                               During this time period, approximately $6.4 million in expense accrual entries were related to such bonuses. However, only $1.7 million of the $6.4 million were reconciled to specific payments. Of the remaining $4.7 million in accruals, the FMC China accounting records failed to adequately tie the accruals and payments. They were recorded either in the year-end bonus or other promotional expenses general ledger accounts, and were generally described in underlying accounting records as “center marketing fees.” The inaccurate record-keeping can be attributed to a senior FMC China manager, who cautioned a fellow employee in 2011 to avoid the use of the term bonus due to “internal legal compliance” concerns when describing these payments.

51.                               As a general practice, these bonuses would be paid once FMC China received payments it was owed from hospitals for equipment purchases. Payments were made directly to the doctors and nurses responsible for managing the clinics and in positions to influence clinic procurement decisions. Some payments were made in cash, while others were made by wire transfer, and later by a third party agent. FMC China stopped using the third party agent in 2014 after an internal audit report raised concerns that the agent was being paid without corresponding reports showing proof of services rendered. Overall, FMC benefited by over $10 million as a result of the improper conduct.

Conduct Relevant to the Balkan Region (Serbia and Bosnia)

52.                               From 2007 to 2014, four doctors were paid over $329,000 by FMC while serving on the Serbian Health Fund (“RFZO”) commission or other public tender commission while FMC sought business from those same public commissions. FMC also paid for side trips and extra day accommodations for publicly-employed doctors in connection with travel to medical conferences. For example in 2008, FMC paid $393,000 for travel and accommodations for those same four dual-employed doctors and their spouses to attend a conference in Philadelphia, PA, which included non-business side trips to New York City and Cancun, Mexico. Doctors were also provided laptops and GPS devices.

53.                               FMC paid dual-employed doctors through a Serbian Agent. In 2010, FMC compliance issued a directive prohibiting the use of Serbian Agent and requiring that service contracts have more specificity to support payments. The directive was circumvented when an FMC Serbia executive approved payments through a third-party transport vendor, who then paid over $170,000 to the dual-employed doctors. FMC also made over $1 million in payments to

“speed up” the clinic privatization process for four clinics. The consultant’s quarterly reports used to support the payments were drafted by FMC senior managers. In another instance, FMC senior managers gave a distributor, operated by a Serbian doctor, cash payments of over $62,000 plus 10 dialysis machines free of charge, which he resold to FMC for $139,500 to prolong a tender silently and avoid import taxes.

54.                               In Bosnia, FMC also made improper payments to a prominent Bosnian government doctor to support FMC’s bid to win a government tender to establish and operate clinics in the regions of Srpska and Brcko. In November 2008, the doctor was elected to the Brcko Assembly. A 2008 fourth quarter activity report from the doctor to FMC listed as an achievement for the quarter “removing all problems regarding the tender in Brcko.” FMC initially failed to investigate the meaning of that entry and instead paid the doctor $80,850 in December 2008. In February 2009, the doctor was elected the mayor of Brcko and thereafter the consultant agreement was placed in the name of the doctor’s wife. By 2009, FMC paid the doctor over $1.3 million to successfully win the bid. FMC also made over $957,000 in payments to a Bosnian healthcare executive to assist FMC’s establishment of clinics in Brcko and Hercegovina, without any evidence of services performed. Overall, FMC benefited by over $10 million as a result of the improper conduct in Serbia and Bosnia.

Conduct Relevant to Mexico

55.                               In 2010, FMC Mexico engaged in a scheme to increase the price per dialysis kit for a tender with one of its largest customers in Mexico, Instituto Mexicano del Seguro Social (“IMSS”), Mexico’s state-run social insurance agency. FMC Mexico employed the services of a third party agent, Mexican Distributor, to pay kickbacks to IMSS officials relating to the tender bid. Among other products, Mexican Distributor sold medical kits used in hemodialysis treatments.

56.                               In January 2010, FMC Mexico was awarded a portion of an IMSS subrogation tender, at an agreed reimbursement price of $92 per treatment, which reflected a price increase that Mexican Distributor supposedly negotiated for its kits. On December 8, 2010, almost a full year after the IMSS tender award, FMC Mexico’s General Director and Chief Financial Officer executed a contract with Mexican Distributor, agreeing to pay Mexican Distributor a commission of $0.40 per treatment performed on IMSS patients in 2010 and $0.20 per treatment in 2011. The retroactive contract improperly identified the commissions as being for “advice.”

57.                               An FMC internal audit report found several problems with this arrangement, including insufficient evidence that Mexican Distributor rendered services that contributed to the increase in price, the contract was signed a year after services were supposedly rendered, and monetary payments were made retroactively. The audit identified $213,500 in improper commissions paid to Mexican Distributor intended in part for IMSS officials in 2010 and 2011. Overall, FMC benefited by over $2 million as a result of the improper conduct.

Legal Standards and Violations

58.                               Under Section 21C of the Exchange Act, the Commission may impose a cease-and-desist order upon any person who is violating, has violated, or is about to violate any provision of the Exchange Act or any rule or regulation thereunder, and upon any other person that is, was, or would be a cause of the violation, due to an act or omission the person knew or should have known would contribute to such violation.

59.                               As a result of conduct described above in Saudi Arabia, Angola and West Africa, FMC violated Section 30A of the Exchange Act, which in relevant part makes it unlawful for an issuer with securities registered under Section 12 of the Exchange Act or which is required to file reports under Section 15(d) of the Exchange Act, or any employee or agent acting on its behalf, to make use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an effort to pay or offer to pay anything of value to foreign officials for the purpose of influencing their official decision-making, in order to assist in obtaining or retaining business. Finally, each FMC subsidiary and entity was also an “agent” of FMC within the meaning of the Foreign Corrupt Practices Act.

60.                               Further, as a result of the conduct described in each of the countries above, FMC violated Section 13(b)(2)(A) of the Exchange Act, which requires issuers to make and keep books, records, and accounts which, in reasonable detail, accurately and fairly reflect their transactions and dispositions of the assets of the issuer.

61.                               In addition, as a result of the conduct described in each of the countries above, FMC violated Section 13(b)(2)(B) of the Exchange Act, which requires issuers to devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary (I) to permit preparation of financial statements in conformity with generally accepted accounting principles or any other criteria applicable to such statements, and (II) to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

FMC’s Self-Disclosure, Cooperation, and Remedial Efforts

62.                               In determining to accept the Offer, the Commission considered remedial acts promptly undertaken by Respondent and cooperation afforded the Commission staff. FMC self- reported certain misconduct and voluntarily provided facts developed during its internal investigation. FMC’s cooperation with the Commission’s investigation varied at times. FMC produced documents, including key document binders and translations as needed, and made current or former employees available to the Commission staff, including those who needed to travel to the United States.

63.                               FMC’s remediation included the termination of employees and third parties responsible for the misconduct and enhancements to its internal accounting controls. FMC strengthened its global compliance organization; enhanced its policies and procedures regarding the due diligence process and the use of third parties; created positions to address potential risks; and increased training of employees on anti-bribery issues.

Undertakings

64.                               Respondent undertakes to engage an Independent Compliance Monitor and report to the Commission staff periodically pursuant to the provisions set forth in Attachment A of the Order.

65.                               Respondent undertakes to require the Independent Compliance Monitor to enter into an agreement that provides that for the period of engagement and for a period of two years from completion of the engagement, the Independent Compliance Monitor shall not enter into any employment, consultant, attorney-client, auditing or other professional relationship with Respondent, or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity. The agreement will also provide that the Independent Compliance Monitor will require that any firm with which he/she is affiliated or of which he/she is a member, and any person engaged to assist the Independent Compliance Monitor in performance of his/her duties under this Order shall not, without prior written consent of the Division of Enforcement, enter into any employment, consultant, attorney-client, auditing or other professional relationship with Respondent, or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such for the period of the engagement and for a period of two years after the engagement.

66.                               Certify, in writing, compliance with the undertaking(s) set forth above. The certification shall identify the undertaking(s), provide written evidence of compliance in the form of a narrative, and be supported by exhibits sufficient to demonstrate compliance. The Commission staff may make reasonable requests for further evidence of compliance, and Respondent agrees to provide such evidence. The certification and supporting material shall be submitted to Tracy L. Price, Deputy Chief, FCPA Unit, Division of Enforcement, U.S. Securities and Exchange Commission, 100 F Street, N.E., Mail Stop 5631, Washington, D.C. 20549, with a copy to the Office of Chief Counsel of the Enforcement Division, no later than sixty (60) days from the date of the completion of the undertakings.

67.                               Respondent undertakes to do the following: in connection with this action and any related judicial or administrative proceeding or investigation commenced by the Commission or to which the Commission is a party, Respondent (i) agrees to appear and be interviewed by Commission staff at such times and places as the staff requests upon reasonable notice; (ii) will accept service by mail or facsimile transmission of notices or subpoenas issued by the Commission for documents or testimony at depositions, hearings, or trials, or in connection with any related investigation by Commission staff; (iii) appoints Respondent’s undersigned attorney as agent to receive service of such notices and subpoenas; (iv) with respect to such notices and subpoenas, waives the territorial limits on service contained in Rule 45 of the Federal Rules of Civil Procedure and any applicable local rules, provided that the party requesting the testimony reimburses Respondent’s travel, lodging, and subsistence expenses at the then-prevailing U.S. Government per diem rates; and (v) consents to personal jurisdiction over Respondent in any United States District Court for purposes of enforcing any such subpoena.

Non-Prosecution Agreement

68.                               FMC has entered into a three-year non-prosecution agreement with the United States Department of Justice that acknowledges responsibility for criminal conduct relating to certain findings in the Order.

Non-Imposition of a Civil Penalty

69.                               FMC acknowledges that the Commission is not imposing a civil penalty based upon the imposition of an $84.7 million criminal fine as part of its resolution with the Department of Justice.

IV.

In view of the foregoing, the Commission deems it appropriate to impose the sanctions agreed to in Respondent FMC’s Offer.

Accordingly, pursuant to Section 21C of the Exchange Act, it is hereby ORDERED that:

A.                                    Respondent FMC cease-and-desist from committing or causing any violations and any future violations of Sections 30A, 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act [15 U.S.C. §§ 78m(b)(2)(A), 78m(b)(2)(B), and 78dd-1].

B.                                    Respondent shall comply with its Undertakings as enumerated in paragraphs 64 to 67 above.

C.                                    Respondent shall, within fourteen days of the entry of this Order, pay disgorgement of $135 million and prejudgment interest of $12 million, for total payment of $147 million to the Securities and Exchange Commission for transfer to the general fund of the United States Treasury, subject to Exchange Act Section 21F(g)(3). If payment of disgorgement and prejudgment interest is not made by the date the payment is required by this Order, additional interest shall accrue pursuant to SEC Rule of Practice 600.

Payment must be made in one of the following ways:

(1)                                 Respondent may transmit payment electronically to the Commission, which will provide detailed ACH transfer/Fedwire instructions upon request;

(2)                                 Respondent may make direct payment from a bank account via Pay.gov through the SEC website at http://www.sec.gov/about/offices/ofm.htm; or

(3)                                 Respondent may pay by certified check, bank cashier’s check, or United States postal money order, made payable to the Securities and Exchange Commission and hand-delivered or mailed to:

Enterprise Services Center

Accounts Receivable Branch

HQ Bldg., Room 181, AMZ-341

6500 South MacArthur Boulevard

Oklahoma City, OK 73169

Payments by check or money order must be accompanied by a cover letter identifying FMC as a Respondent in these proceedings, and the file number of these proceedings; a copy of the cover letter and check or money order must be sent to Tracy L. Price, Deputy Chief, FCPA Unit, Division of Enforcement, Securities and Exchange Commission, 100 F St., NE, Washington, DC 20549-5631.

D.                                    Respondent acknowledges that the Commission is not imposing a civil penalty based in part upon its cooperation in a Commission investigation and related enforcement action. If at any time following the entry of the Order, the Division of Enforcement (“Division”) obtains information indicating that Respondent knowingly provided materially false or misleading information or materials to the Commission, or in a related proceeding, the Division may, at its sole discretion and with prior notice to the Respondent, petition the Commission to reopen this matter and seek an order directing that the Respondent pay an additional civil penalty. Respondent may contest by way of defense in any resulting administrative proceeding whether it knowingly provided materially false or misleading information, but may not: (1) contest the findings in the Order; or (2) assert any defense to liability or remedy, including, but not limited to, any statute of limitations defense.

By the Commission.

Vanessa A. Countryman
Acting Secretary

Attachment A

Independent Compliance Monitor

Retention of Monitor and Term of Engagement

1.                                      Fresenius Medical Care AG & Co. KGaA (“Company”) shall engage an independent compliance monitor (the “Monitor”) not unacceptable to the staff of the Commission within sixty (60) calendar days of the issuance of the Order. The Monitor shall have, at a minimum, the following qualifications: (i) demonstrated expertise with respect to the FCPA and other applicable anti-corruption laws, including experience counseling on FCPA issues; (ii) experience designing or reviewing corporate compliance policies, procedures, and internal accounting controls, including FCPA and anti-corruption policies and procedures; (iii) the ability to access and deploy resources as necessary to discharge the Monitor’s duties; and (iv) sufficient independence from the Company to ensure effective and impartial performance of the Monitor’s duties. The Commission staff may extend the Company’s time period to retain the Monitor, in its sole discretion. If the Monitor resigns or is otherwise unable to fulfill the obligations herein, the Company shall within thirty (30) days retain a successor Monitor that has the same minimum qualifications as the original monitor and that is not unacceptable to the Commission staff.

2.                                      The Company shall retain the Monitor for a period of not less than twenty-four (24) months from the date the Monitor is retained (the “Term of the Monitorship”), unless the Commission staff finds, in its sole discretion, that there exists a change in circumstances sufficient to terminate the Monitorship early or extend the Monitorship as set forth in paragraphs 24-25 (Termination or Extension of Monitorship).

Company’s Obligations

3.                                      The Company shall cooperate fully with the Monitor and provide the Monitor with access to all non-privileged information, documents, books, records, facilities, and personnel as reasonably requested by the Monitor, which fall within the Monitor’s mandate; such access shall be provided consistent with the Company’s and the Monitor’s obligations under applicable local laws and regulations, including but not limited to, applicable data privacy and national security laws and regulations. The Company shall use its best efforts, to the extent reasonably requested, to provide the Monitor with access to the Company’s former employees, third party vendors, agents, and consultants. The Company does not intend to waive the protection of the attorney work product doctrine, attorney-client privilege, or any other privilege applicable as to third parties.

4.                                      The parties agree that no attorney-client relationship shall be formed between the Company and the Monitor. In the event that the Company seeks to withhold from the Monitor access to information, documents, books, records, facilities, current or former personnel of the Company, its third-party vendors, agents, or consultants that may be subject to a claim of attorney-client privilege or to the attorney work-product doctrine, or where the Company reasonably believes production would otherwise be inconsistent with the applicable law, the Company shall work cooperatively with the Monitor to resolve the matter to the satisfaction of the Monitor. If, during the Term of the Monitorship, the Monitor believes that the Company is unreasonably withholding access on the basis of a claim of attorney-client privilege, attorney work-product doctrine, or other asserted applicable law, and cannot resolve the matter cooperatively with the Company, the Monitor shall notify the Commission staff.

5.                                      Upon entry of this Order and during the Term of the Monitorship, should the Company learn of credible evidence or allegations of corrupt payments, false books, records, or accounts, or the failure to implement adequate internal accounting controls, the Company shall promptly report such credible evidence or allegations to the Commission staff. Any disclosure by the Company to the Monitor concerning credible evidence of corrupt payments, false books and records, or internal accounting control issues shall not relieve the Company of any otherwise applicable obligation to truthfully disclose such matters to the Commission staff.

Monitor’s Mandate

6.                                      The Monitor shall review and evaluate the effectiveness of the Company’s policies, procedures, practices, internal accounting controls, recordkeeping, SOX controls, and financial reporting processes (collectively, “Policies and Procedures”), as they relate to the Company’s current and ongoing compliance with the anti-bribery, books and records, and internal accounting controls provisions of the FCPA and other applicable anti-corruption laws (collectively, “Anti-corruption Laws”), and make recommendations reasonably designed to improve the effectiveness of the Company’s Policies and Procedures and FCPA corporate compliance program (the “Mandate”). This Mandate shall include an assessment of the Management and Supervisory Boards and senior management’s commitment to, and effective implementation of, the Policies and Procedures and FCPA corporate compliance program. In carrying out the Mandate, to the extent appropriate under the circumstances, the Monitor may coordinate with the Company personnel, including in-house counsel or through designated outside counsel, compliance personnel, and internal auditors. To the extent the Monitor deems appropriate, it may rely on the Company’s processes, and on sampling and testing methodologies. The Monitor is not expected to conduct a comprehensive review of all business lines, all business activities, and all markets. This Mandate shall not apply to Fresenius Medical Care Holdings, Inc. and its subsidiaries, to the extent that those entities and/or their employees and agents operate exclusively within the United States. Nonetheless, the Monitor may seek a briefing on the regulatory environment and the structure of the compliance program in the United States. If requested by the Monitor, the Company shall provide such a briefing, with reasonable consideration of the scope of the Mandate. Any disputes between the Company and the Monitor with respect to the Work Plan shall be decided by the Commission staff in its sole discretion.

7.                                      During the Term of the Monitorship, the Monitor shall conduct an initial review and two follow-up reviews and prepare an initial report and a first and second follow-up report, and issue a Certification Report if appropriate, as described below.

Initial Review and Report

8.                                      Promptly upon being retained, the Monitor shall prepare a written Work Plan, which shall be submitted to the Company and the Commission staff for comment no later than thirty (30) days after being retained.

9.                                      In order to conduct an effective Initial Review and to understand fully any existing deficiencies in the Company’s Policies and Procedures and FCPA corporate compliance program, the Monitor’s Work Plan shall include such steps as are reasonably necessary to understand the Company’s business and its global anti-corruption risks. The steps shall include:

(a)                                 inspection of relevant documents, including the internal accounting controls, recordkeeping, and financial reporting policies and procedures as they relate to the Company’s compliance with the books and records, internal accounting controls, and anti-bribery provisions of the FCPA and other applicable anti-corruption laws;

(b)                                 onsite observation of selected systems and procedures comprising the Company’s Policies and Procedures and FCPA corporate compliance program, including anti-corruption compliance procedures, internal accounting controls, recordkeeping, due diligence, and internal audit procedures, including at sample sites;

(c)                                  meetings with, and interviews of, as relevant, the Company employees, officers, directors, and, where appropriate and feasible, its third-party vendors, agents, or consultants and other persons at mutually convenient times and places; and

(d)                                 risk-based analyses, studies, and testing of the Company’s FCPA corporate compliance program.

10.                               The Monitor may take steps as reasonably necessary to develop an understanding of the facts and circumstances surrounding prior FCPA violations that gave rise to this action or violations of other applicable Anti-corruption Laws, but shall not conduct his or her own inquiry into those historical events.

11.                               After receiving the Initial Review Work Plan, the Company and Commission staff shall provide any comments concerning the Initial Review Work Plan within fifteen (15) days to the Monitor. Any disputes between the Company and the Monitor with respect to the Initial Review Work Plan shall be decided by the Commission staff in its sole discretion. Following comments by the Company and Commission staff, the Monitor will have ten (10) days to submit a Final Initial Review Work Plan.

12.                               The Initial Review shall commence no later than sixty (60) days from the date of the engagement of the Monitor (unless otherwise agreed by the Company, the Monitor, and the Commission staff). The Monitor shall issue a written report within one hundred twenty (120) days of commencing the Initial Review, setting forth the Monitor’s assessment and, if necessary, making recommendations reasonably designed to improve the effectiveness of the Company’s Policies and Procedures and FCPA corporate compliance program as they relate to the Company’s compliance with the FCPA and other applicable Anti-corruption Laws. The Monitor should consult with the Company concerning his or her findings and recommendations on an ongoing basis and should consider the Company’s comments and input to the extent the Monitor deems appropriate. The Monitor may also choose to share a draft of his or her report with the Company and Commission staff prior to finalizing it. The Monitor shall provide the report to the Management Board of the Company and contemporaneously transmit a copy to Commission staff.

13.                               Within ninety (90) days after receiving the Monitor’s Initial Review Report, the Company shall adopt and implement all recommendations in the report, provided, however, that as to any recommendation that the Company considers unduly burdensome, impractical, costly, or inconsistent with applicable law or regulation, the Company need not adopt that recommendation at that time, but may submit in writing to the Monitor and the Commission staff within fifteen (15) days of receiving the report, an alternative policy, procedure, or system designed to achieve the same objective or purpose.

14.                               In the event the Company and the Monitor are unable to agree on an acceptable alternative proposal, the Company shall promptly consult with the Commission staff. Any disputes between the Company and the Monitor with respect to the recommendations shall be decided by the Commission staff in its sole discretion. The Commission staff shall consider the Monitor’s recommendation and the Company’s reasons for not adopting the recommendation in determining whether the Company has fully complied with its obligations. Pending such determination, the Company shall not be required to implement any contested recommendation(s).

15.                               With respect to any recommendation that the Monitor determines cannot reasonably be implemented within ninety (90) days after receiving the report, the Monitor may extend the time period for implementation with prior written approval of the Commission staff.

Follow Up Reviews

16.                               The Monitor shall conduct a minimum of two Follow-Up Reviews. The Monitor shall submit a written work plan for each follow-up review to the Company and Commission staff within sixty (60) calendar days after the issuance of either the initial report, or the applicable follow-up report. The Company and Commission staff shall provide any comments concerning the work plan within fifteen (15) calendar days in writing to the Monitor. Any disputes between the Company and the Monitor with respect to the written work plan shall be decided by the Commission staff in its sole discretion. Following comments by the Company and Commission staff, the Monitor will have ten (10) calendar days to make revisions to the follow-up work plan.

17.                               The Monitor shall commence the follow-up review pursuant to the work plan no later than ninety (90) calendar days after the issuance of the initial report, or applicable follow-up report, (unless otherwise agreed by the Company, the Monitor and the Commission staff). The Monitor shall issue its written follow-up report within one hundred-twenty (120) calendar days of commencing the follow-up review. The follow-up report shall set forth the Monitor’s assessment of, and any additional recommendations regarding, the Policies and Procedures as they relate to the Company’s compliance with the Anti-corruption Laws; the Monitor’s assessment of the implementation by the Company of any recommendations made in the initial report, or follow-up report if applicable; and the Monitor’s assessment of the commitment of the Company’s Supervisory and Management Boards and senior management to compliance with the FCPA.

18.                               Within ninety (90) days after receiving the Monitor’s follow up report, the Company shall adopt and implement all recommendations in the report, provided, however, that as to any recommendation that the Company considers unduly burdensome, impractical, costly, or inconsistent with applicable law or regulation, the Company need not adopt that recommendation at that time, but may submit in writing to the Monitor and the Commission staff within fifteen (15) days of receiving the report, an alternative policy, procedure, or system designed to achieve the same objective or purpose.

19.                               In the event the Company and the Monitor are unable to agree on an acceptable alternative proposal within fifteen (15) days, the Company shall promptly consult with the Commission staff. Any disputes between the Company and the Monitor with respect to the recommendations shall be decided by the Commission staff in its sole discretion. The Commission staff shall consider the Monitor’s recommendation and the Company’s reasons for not adopting the recommendation in determining whether the Company has fully complied with its obligations. Pending such determination, the Company shall not be required to implement any contested recommendation(s). The Monitor shall repeat the process of Follow-Up Reviews until the terms in paragraph 21 (Certification of Compliance) or paragraphs 24-25 (Termination or Extension of Monitorship) are met.

20.                               Throughout the Term of the Monitorship, the Monitor shall disclose to the Commission staff any credible evidence that corrupt or otherwise suspicious transactions occurred, or payments of things of value were offered, promised, made or authorized by any entity or person within the Company, or any entity or person working directly or indirectly for or on behalf of the Company, or that related false books and records may have been maintained by or on behalf of the Company. The Monitor shall contemporaneously notify the Company’s Global General Counsel, Chief Compliance Officer, or Audit Committee for further action unless at the Monitor’s discretion he or she believes disclosure to the Company would be inappropriate under the circumstances. The Monitor shall address in his or her reports the appropriateness of the Company’s response to all improper activities, whether previously disclosed to the Commission staff or not.

Certification of Compliance

21.                               At the conclusion of the ninety (90) calendar day period following the issuance of the second follow-up report, or later follow-up report if applicable, if the Monitor believes that the Company’s Policies and Procedures and FCPA compliance program are reasonably designed and implemented to detect and prevent violations of the Anti-corruption Laws and are functioning effectively, the Monitor shall certify the Company’s compliance with its compliance obligations under the Order. The Monitor shall then submit to the Commission staff a written report (“Certification Report”) within forty (40) calendar days. The Certification Report shall set forth an overview of the Company’s remediation efforts to date, including the implementation status of the Monitor’s recommendations, and an assessment of the sustainability of the Company’s remediation efforts. The Certification Report should also recommend the scope of the Company’s future self-reporting. Also at the conclusion of the ninety (90) calendar day period following the issuance of the second follow-up report, the Company shall certify in writing to the Commission staff, with a copy to the Monitor, that the Company has adopted and implemented all of the Monitor’s recommendations in the initial and follow-up report(s), or the agreed-upon alternatives. The Monitor or the Company may extend the time period for issuance of the Certification Report or the Company’s certification, respectively, with prior written approval of the Commission staff.

Self-Reporting Period

22.                               At such time as the Commission staff approves the Certification Report and the Company’s certification, the monitorship shall be terminated, and the Company will be permitted to self-report to the Commission staff on its enhanced compliance obligations for the remainder of the term of the Order. The Commission staff, however, reserves the right to terminate the monitorship absent certification by the Monitor, upon a showing by the Company that termination is, nevertheless, in the interests of justice.

23.                               If permitted to self-report to the Commission staff, the Company shall thereafter submit to the Commission staff a written Initial Self-Report and Follow Up Self-Report at six (6) month intervals, setting forth a complete description of its remediation efforts to date, its proposals to improve the Company’s Policies and Procedures and FCPA compliance program for ensuring compliance with the Anti-corruption Laws, and the proposed scope of the subsequent reviews. The Company shall disclose any credible evidence that corrupt or otherwise suspicious transactions occurred, or payments of things of value were offered, promised, or provided to foreign officials, that it learns of that occurred after the date of this Consent. The Company may extend the time period for issuance of the self-report with prior written approval of the Commission staff.

Termination or Extension of the Monitorship

24.                               If at the conclusion of the ninety (90) calendar-day period following the issuance of the second follow-up report, or later follow-up report if applicable, the Commission staff concludes in its sole discretion that the Company has not by that time successfully satisfied its compliance obligations under the Order, the Term of the Monitorship shall be extended for twelve (12) months. Under such circumstances, the Monitor shall commence additional Follow-Up Reviews in accordance with Paragraphs 16-19.

25.                               If at the conclusion of the thirty-six (36) month period the Commission staff concludes the Company has not met its obligations under the Order, the Commission staff in its sole discretion may extend the Monitorship or Self-Reporting requirements up to forty-eight (48)

months from the issuance of the Order, and require reporting as set forth for Follow-Up Reviews or Self-Reporting.

Extensions of Time

26.                               Upon request by the Monitor or the Company, the Commission staff may extend any procedural time period set forth above for good cause shown.

Confidentiality of Reports

27.                               The reports submitted by the Monitor and the periodic reviews and reports submitted by the Company will likely include confidential financial, proprietary, competitive business, or commercial information. Public disclosure of the reports could discourage cooperation, impede pending or potential government investigations, or undermine the objective of the reporting requirement. For these reasons, among others, the reports and the contents thereof are intended to remain and shall remain non-public, except (i) pursuant to court order, (ii) as agreed to by the parties in writing, (iii) to the extent that the Commission determines in its sole discretion that disclosure would be in furtherance of the Commission’s discharge of its duties and responsibilities, or (iv) as is otherwise required by law.

Address for All Written Communications and Reports

28.                               All reports or other written communications by the Monitor or the Company directed to the Commission staff shall be transmitted to Tracy L. Price, FCPA Unit, Deputy Chief, Division of Enforcement, U.S. Securities and Exchange Commission, 100 F Street NE, Washington D.C. 20549.